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 **Participant Assistive Products**

Keoke King

Co-Founder + CEO at Participant. Creating market based solutions to one of the world's biggest social problems.

San Francisco, California · 500+ connections · **Contact info**

About

A passionate, creative, and determined leader with global experience in product development and supply chain. Hungry for massive social impact for people with disabilities.
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Activity

1,197 followers

It the most impressive and impassioned call to action that I've ever heard.
Keoke commented

Thanks for joining! Great to see you at the party last week! It is really...
Keoke commented

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Experience



CEO

Participant Assistive Products
Apr 2018 – Present · 1 yr 6 mos
San Francisco Bay Area
Participant is on a mission to democratize quality assistive products so that none are left behind.

UCP Wheels for Humanity
4 yrs 10 mos



Director of Social Enterprises
Dec 2016 – Mar 2018 · 1 yr 4 mos
San Francisco Bay Area

✚ Launched CLASP, a supply chain solution serving wheelchair users in 30 countries
✚ Developed customer relationships for CLASP, recruited and trained staff, developed and implemented marketing strategy, and setup business systems
✚ Directed the Wheelchair Users' Voice research project from concept through the... See more



Product Division Manager
Jul 2013 – Nov 2016 · 3 yrs 5 mos
San Francisco Bay Area

✚ Led design team for the Expression wheelchair, which has become an industry standard design.
✚ Led product update for the Liberty, a pediatric wheelchair, and setup a new manufacturer and sub-vendor supply chain in Indonesia. Over 10,000 Liberty units have been sol... See more

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Director
CLASP
Oct 2015 – Mar 2018 · 2 yrs 6 mos
San Francisco Bay Area

Whirlwind Wheelchairs International
4 yrs 1 mo

Operations Director
Jul 2012 – May 2013 · 11 mos
San Francisco Bay Area

✚ With technical team, established a partnership with the organization's first large scale manufacturer.
✚ Transformed manufacturing strategy resulting in significant COGS decrease, 90% increase in production capacity, access to world class quality, and access to markets that re... See more

Marketing Director
Aug 2009 – Jul 2012 · 3 yrs

✚ Started marketing department and managed during a period of rapid growth in volume (3000 units in 2009 - 15,000 units in 2012).
✚ Streamlined and optimized sales process resulting in large reduction of selling cost per transaction.... See more

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MBA Candidate
San Francisco State University
May 2007 – May 2009 · 2 yrs 1 mo
San Francisco Bay Area

The focus of my coursework was in entrepreneurship and sustainable business. I was inspired to learn about business people like Muhammad Yunus and Yvon Chouinard who used their business acumen to achieve remarkable goals for humankind.

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Education

San Francisco State University, College of Business
Master of Business Administration (M.B.A.)
2007 – 2009
Activities and Societies: Net Impact

Belhaven College
BA, Psychology
1990 – 1994

Volunteer Experience

Board Member
ReImagine
Jan 2010 – Jan 2012 • 2 yrs 1 mo
Civil Rights and Social Action

Advisory Board Member
Home For A Home
Jan 2014 – Present • 5 yrs 9 mos
Poverty Alleviation

Assisted Founder to develop strategy for organization growth and rapid expansion of the home building program in Guatemala. Coordinated with local partner organization in Guatemala to

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Volunteer
Rebuilding Together San Francisco
Jan 2014 • 1 mo
Poverty Alleviation

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Skills & Endorsements

Entrepreneurship · 33

Endorsed by **4 of Keoke's colleagues at San Francisco State University**

Leadership · 34

Endorsed by **Mark Scandrette, who is highly skilled at this**

Endorsed by **4 of Keoke's colleagues at San Francisco State University**

Management · 23

Endorsed by **3 of Keoke's colleagues at San Francisco State University**

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Recommendations

Received (8)   Given (8)

Peter O.
Chief Executive Officer at Center for Independent Living of South Florida, Inc.
February 24, 2015, Peter reported directly to Keoke

I had the pleasure of working with Keoke at Whirlwind Wheelchair International. As a small start up, I watched Keoke develop marketing strategy, consult on product design, create and manage relationships with international suppliers, and give other support functions that the enterprise needed to be s... **See more**

Kyle Menig

Creatively training and coaching to develop authentic leaders and good humans.
January 30, 2015, Kyle worked with Keoke in different groups

Keoke and I worked at a non-profit together for over a decade.

He brings a level of understanding and detail to his work that is incredible. He asks great questions to help diagnose what is going on and uses that information to come up with a practical action plan. On top of all this, he is fun and genuinely... **See more**

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